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                              Hyland Software, Inc.
                               28500 Clemens Road
                              Westlake, Ohio 44145



                                November 24, 2004



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re: Hyland Software, Inc. -- Withdrawal of Form S-1 Registration Statement File No. 333-115599

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Hyland Software, Inc. (the "Company"), hereby applies for the withdrawal of its Registration Statement on Form S-1 (File No. 333-115599), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 18, 2004 and was amended on June 30, 2004, August 13, 2004 and September 21, 2004.

         The Registration Statement relates to an initial public offering of the Company's common shares. The Company is requesting withdrawal of its Registration Statement because it believes that current market conditions make proceeding with this offering unattractive at this time. The Registration Statement has not been declared effective by the Commission, and none of the Company's securities have been sold in connection with this offering. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

         The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company or any majority-owned subsidiary of the Company. Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.


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         If you have any questions regarding the foregoing application for withdrawal, please contact me at (440) 788-5098 or John Jenkins of Calfee, Halter & Griswold LLP at (216) 622-8507.

                                            Very truly yours,

                                            HYLAND SOFTWARE, INC.


                                            By:  /s/ D. Timothy Pembridge
                                                 ------------------------
                                                 D. Timothy Pembridge,
                                                 Vice President, General Counsel


cc:  John J. Jenkins
     Calfee, Halter & Griswold LLP